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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-32649
CUSIP NUMBER 1923U107

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cogdell Spencer Inc.
Full Name of Registrant

Former Name if Applicable

4401 Barclay Downs Drive, Suite 300
Address of Principal Executive Office (Street and Number)

Charlotte, North Carolina 28209
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The management of Cogdell Spencer Inc. (the “Company”) has determined that the Company is unable to file within the prescribed time period, without unreasonable effort or expense, its Annual Report on Form 10-K for the period ended December 31, 2011 (the “2011 Form 10-K”), because management needs additional time to consider its compliance with the financial covenants contained in its credit agreements if the Merger (defined below) does not close by the end of the second quarter 2012.  Furthermore, the Company requires additional time to finalize its financial statements and related disclosures while it simultaneously pursues various options to address the short-term liquidity issues facing the Company, as summarized below.

As previously disclosed, on March 9, 2012, the stockholders of the Company approved the merger (the “Merger”) of the Company with TH Merger Corp, Inc., a wholly-owned subsidiary of healthcare real estate investment trust Ventas, Inc.  The Merger is anticipated to be completed early in the second quarter of 2012.  The Company is currently in compliance with the financial covenants contained in the credit agreements for its revolving credit facility and its term loan facility.  However, if the Merger is not completed when it is currently expected to or at all, the Company may not be able to comply with at least one of its financial covenants at some point during the next 12 months.

Should the Merger not close before the end of the second quarter 2012, the Company would seek to improve the Company’s financial position in the event that the Merger is not completed, including the waiver or amendment of certain financial covenants to which the Company is subject.  To this end, the Company intends to seek waivers, amendments or other relief from its creditors to the extent possible.  Although we cannot assure you that any such waiver or amendment would be achieved, we believe that because any such potential default would be a non-monetary default, it would be attainable.  The votes of lenders holding a majority of the loans would be required to obtain such a waiver or amendment.

At this time, the Company is in the process of determining the impact on its consolidated financial statements from the potential waivers, amendments or other relief from its creditors.

There can be no assurance that the Company’s independent registered public accounting firm will not include in their audit report an explanatory paragraph indicating substantial doubt as to the Company’s ability to continue as a going concern.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in this filing. The words “believes,” “anticipates,” “plans,” “expects,” “intends,” “estimates,” “seeks,” “may” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance and achievements, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Certain factors that could cause actual events not to occur as expressed in the forward-looking statement include among others: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with Ventas, Inc. or the stock purchase agreement with Madison DB Acquisition, LLC; the outcome of any legal proceedings that have been, or will be, instituted against the Company related to the merger agreement or the stock purchase agreement; the inability to complete the merger due to the failure to satisfy any conditions to completion of the merger or stock purchase; the inability to obtain waivers or amendments of certain financial covenants to which the Company is subject under its credit agreements or find alternative sources of financing; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in our other reports and other public filings with the Securities and Exchange Commission (the “SEC”).

Although we presently believe that the plans, expectations and results expressed in or suggested by the forward-looking statements are reasonable, all forward-looking statements are inherently subjective, uncertain and subject to change, as they involve substantial risks and uncertainties beyond our control. New factors emerge from time to time, and it is not possible for us to predict the nature, or assess the potential impact, of each new factor on our business. Given these uncertainties, we caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any of our forward-looking statements for events or circumstances that arise after the statement is made, except as otherwise may be required by law.  This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. Additional information regarding risk factors that may affect us is included under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Charles M. Handy	704	940-2900
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COGDELL SPENCER INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2012	By	/s/ Charles M. Handy
Charles M. Handy
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).